IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD REPORTS INITIAL RESULTS FROM ITS 2019 DRILLING PROGRAM COMPLETED ON LAC GAMBLE ZONE OF THE ROUYN GOLD PROJECT, QUEBEC

Toronto, Ontario, May 23, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced initial results from its 2019 winter diamond drilling program completed at the Rouyn Gold project optioned from Yorbeau Resources Inc. ("Yorbeau"), located 4 km south of Rouyn-Noranda, Quebec. The Company is reporting assay results from 10 diamond drill holes, totaling 2,257 metres. Results are pending from the remaining 38 drill holes, totaling 11,143 metres, and will be reported once they are received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights (A longitudinal section illustrating the drilling program on the Lac Gamble zone is attached to this news release):

Main Zone:

- **Drill hole GA-19-682: 12.0 metres grading 3.56 g/t Au**
  includes: 6.0 metres grading 5.33 g/t Au

- **Drill hole GA-19-690: 7.75 metres grading 11.02 g/t Au**
  includes: 5.0 metres grading 15.44 g/t Au

- **Drill hole GA-19-692: 10.6 metres grading 8.21 g/t Au**
  includes: 3.0 metres grading 12.37 g/t Au
  includes: 1.0 metre grading 26.9 g/t Au

The objective of the 2019 winter diamond drilling program was to infill a portion of the Lac Gamble zone previously drilled by Yorbeau and various joint venture partners. The program was designed to achieve an approximate 50 x 50 metres drill hole spacing pattern to ultimately support the completion of a mineral resource estimate. The completed drill holes successfully intersected the targeted sheared Cadillac-Piché corridor which hosts the mineralized zone. The zone is characterized by alteration observed to vary from several metres to greater than ten metres in width, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "Our involvement in the newly optioned Rouyn Gold Project was based on the potential to rapidly delineate mineral resources along the targeted Cadillac Break which hosts previously identified gold zones. The initial assay results are encouraging and the drilling program has successfully intersected the Lac Gamble zone in systematic infill drilling. Also, our collaboration with the Yorbeau exploration team has been outstanding and we are looking forward to continuing to jointly advance the ongoing exploration program."

Next Steps

The results of this initial diamond drilling program will be compiled along with the existing and newly acquired geological, geochemical and structural information to support the development and refinement of a deposit model to ultimately support a mineral resource estimation of the Lac Gamble zone.

Additional drilling is being planned to test selected targets in the area of the Astoria deposit, located several kilometres to the east. The program is expected to commence later in the summer.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. Exploration programs must include the completion of a minimum of 20,000 metres of diamond drilling within the first two-years of the option. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Rouyn Gold Project – Lac Gamble Zone 2019 winter drilling results

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-19-682	644,419	5,339,771	3,287	188	-75	302.90	243.00	255.00	12.00	8.14	3.56	Main zone
Including (3)							243.00	249.00	6.00	4.07	5.33	
							253.00	255.00	2.00	1.36	4.39	Main zone
GA-19-683	644,447	5,339,708	3,286	178	-72	228.00	140.40	145.00	4.60	3.09	0.79	Main zone
							206.30	208.80	2.50	1.75	0.97	Footwall zone
GA-19-684	644,383	5,339,751	3,289	180	-72	297.00	191.10	205.45	14.35	9.67	1.14	Main zone
Including (3)							203.95	205.45	1.50	1.02	3.21	
							275.40	279.45	4.05	2.73	1.27	Footwall zone
GA-19-685	644,519	5,339,741	3,288	183	-74	204.00	160.50	163.50	3.00	1.97	1.91	Main zone
							169.00	172.00	3.00	1.97	2.20	
GA-19-686	644,596	5,339,725	3,282	180	-74	168.00	122.00	123.00	1.00	0.62	3.50	Main zone
GA-19-688	644,617	5,339,707	3,285	175	-63	121.50	67.50	69.00	1.50	1.12	5.86	Main zone
GA-19-689	644,610	5,339,794	3,285	184	-72	252.00	210.50	220.80	10.30	7.59	1.75	Main zone
							225.00	226.00	1.00	0.74	8.35	Footwall zone
GA-19-690	644,662	5,339,795	3,286	175	-77	294.00	251.00	258.75	7.75	4.86	11.02	Main zone
Including (3)							252.00	257.00	5.00	3.14	15.44	
GA-19-691	644,699	5,339,752	3,283	185	-70	180.00	135.00	139.00	4.00	2.68	1.41	Main zone
							143.00	146.00	3.00	2.01	2.53	Main zone
GA-19-692	644,632	5,339,765	3,285	180	-71	210.00	147.40	158.00	10.60	7.52	8.21	Main zone
Including (3)							147.40	150.40	3.00	2.11	12.37	
Including (3)							155.00	156.00	1.00	0.70	26.90	

Notes:
1. True widths are estimated at 70 % of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.



OUEST
EST
LAC GAMBLE
Surface
GA-19-692
10.6 m grading 8.2 g/t Au
Incl. 3.0 m / 12.4 g/t Au &
Incl. 1.0 m / 26.9 g/t Au
GA-19-688
1.5 m grading 5.9 g/t Au
GA-19-684
14.4 m grading 1.1 g/t Au
Incl. 1.5 m / 3.2 g/t Au
4.1 m grading 1.3 g/t Au
GA-19-682
12.0 m grading 3.6 g/t Au
Incl. 6.0 m / 5.3 g/t Au
2.0 m grading 4.4 g/t Au
GA-19-689
10.3 m grading 1.8 g/t Au
1.0 m grading 8.4 g/t Au
GA-19-690
7.8 m grading 11.0 g/t Au
Incl. 5.0 m / 15.4 g/t Au
-200m
-400m
-600m
7800 mE
8000 mE
8200 mE
8400mE
2019 drill holes (assays pending)
Disclosed 2019 drill holes
Historical drill holes
g/t /m
MINERALIZED ZONE CONTOURS
0m – 40 m Influence
0m - 75m Influence
0
50m
100m
1: 3000

Figure 1: Rouyn Gold – Lac Gamble Zone longitudinal section and highlighted 2019 assay results.